EXHIBIT 99.1

POET Technologies and Lumilens Advance Wafer-Level Photonic Integration for Next-Generation AI Optical Networks

Joint development and sale of high-speed optical modules based on the Electrical-Optical Interposer (EOI) -- a new paradigm for scale in the optical layer of AI compute

SAN JOSE, Calif., May 14, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in highly integrated optical engines and light sources for AI networks, and Lumilens Inc. ("Lumilens"), an emerging leader in high-performance scale-up and scale-out optical interconnects for AI workloads, today announced they have entered into a supply agreement that establishes a strategic joint development and commercial technology partnership to advance a new class of wafer-level photonic integration for frontier AI infrastructure.

Modern AI computing was made possible by successive leaps in wafer-level integration: first 2.5D electrical interposers that brought GPUs and HBM into a single package, then hybrid bonding that enabled today's HBM stacks and 3D logic. The optical layer, now the defining bottleneck for scaling AI, has not made that leap.  At the center of the POET/Lumilens joint development program is a new paradigm for integration and module fabrication – the Electrical-Optical Interposer (EOI) – combining alignment-free wafer-level optical engine production with next-generation optical chipsets and advanced manufacturing capabilities, all to meet the ever-growing demands for scale and performance in AI infrastructure.

POET and Lumilens have structured the joint EOI platform to deliver:
• Enhanced performance & density, enabling compact, high-bandwidth solutions for next-generation AI and data center architectures
• Active-alignment-free manufacturing, replacing the single largest cost, yield, and throughput constraint in optical engine production with wafer-scale processing
• Capital-efficient, high-volume manufacturing, allowing optical supply to scale with hyperscaler GPU fleet growth rather than against the labor-bound limits of conventional optical assembly

The supply agreement between Lumilens and POET establishes a commercial framework to support the joint development program, and, as part of that framework, Lumilens has placed an initial purchase order with POET for the manufacturing of EOI-based engines valued at $50 million. This purchase order represents the first phase of a broader supplier relationship that could scale to $500+ million in cumulative purchases from POET over five years.

In connection with the supply agreement, and to align both companies to the long-term value created through the partnership, POET has granted Lumilens a warrant to purchase up to 22,921,408 common shares. The warrant is immediately exercisable for 2,292,140 shares, with the remaining shares vesting and becoming exercisable in tranches based on cumulative payments by Lumilens toward future purchase orders totaling up to $500 million. The warrant is exercisable over nine years at an exercise price of $8.25 per share.

"GPU interconnects are emerging as the defining bottleneck for scaling AI, and addressing it requires rethinking the full optical stack — silicon, photonics, and packaging — together," said Ankur Singla, CEO and Founder of Lumilens. "This joint development partnership with POET combines Lumilens' next-generation chipset and advanced optical manufacturing capabilities with wafer-level photonic integration to build a clear path to the performance, density, and economics that frontier AI deployments will demand over the next decade."

“Our focus has always been on redefining the integration paradigm in photonics,” said Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies. “This new EOI platform will allow us to jointly bring semiconductor-style manufacturing discipline to optical engines — delivering precision, scalability, and cost structure advantages that are essential for AI infrastructure at scale. Working jointly with Lumilens enables us to translate these capabilities into high-volume production and end-customer deployments for the next generation of AI data centers.”

Together, POET and Lumilens will deploy the joint platform across a multi-year roadmap: from 800G and 1.6T pluggable transceivers to next-gen high-density Near-Package Optics (NPO) and Co-Packaged Optics (CPO). Fulfilment of the purchase orders and associated revenues is subject to the successful development and ultimate qualification of the modules, as well as the successful scaling of manufacturing capability. Engineering samples from this joint development program are expected in late 2026, with production ramp aligned to hyperscaler customer deployments in 2027.

About Lumilens
Lumilens is building the connectivity platform for AI infrastructure, delivering scale-up and scale-out optical interconnect solutions designed for the performance, power, and bandwidth demands of next-generation AI workloads. The company designs, develops, and manufactures near-package optics, co-packaged optics, and pluggable optical transceivers for hyperscale AI data centers. With its own silicon photonics, mixed-signal ICs, electrical-optical interposers, and optical systems, Lumilens enables tighter integration, higher bandwidth density, lower power consumption, and greater flexibility across AI network architectures. Lumilens is backed by Mayfield, Spark Capital, and other leading venture capital investors. For more information, visit Lumilens.com.

Media Relations Contact:
Mark Weiner, CMO
mark.weiner@lumilens.com

About POET Technologies Inc.
POET Technologies is a design and development company offering high-speed optical engines, light source products, and custom optical modules for the artificial intelligence systems market and hyperscale data centers. Its patented POET Optical Interposer™ platform enables seamless chip-scale integration of photonic and electronic devices using advanced semiconductor manufacturing techniques. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s partnership and, strategic technology and business agreements with Lumilens, expectations concerning future purchase orders from Lumilens, expectations concerning the warrant issuable to Lumilens and future vesting and exercises thereof in connection with future purchase orders from Lumilens, the Company's product development efforts generally, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for fulfilling the Lumilens purchase order and receipt of future purchase orders, completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, failure to receive future purchase orders, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.
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